UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 1, 2019



DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway **Chesapeake, Virginia**	**23320**
(Address of principal executive offices)	(Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure.

On May 1, 2019, Dollar Tree, Inc. issued a press release announcing that it is hosting a Nationwide Field Management Hiring Event at select Dollar Tree and Family Dollar stores across the country on Wednesday, May 15, 2019. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press release dated May 1, 2019 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 3, 2019   By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 1, 2019 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE & FAMILY DOLLAR HOSTING NATIONWIDE FIELD MANAGEMENT HIRING EVENT AT SELECT STORES ON MAY 15

CHESAPEAKE, Va. - May 1, 2019 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, plans to hire store managers and assistant store managers during its Nationwide Management Hiring Event hosted at participating Dollar Tree and Family Dollar stores across the country on Wednesday, May 15.

"We are seeking talented and motivated individuals for store managerial positions, which are critical to our Company's success," stated Betty Click, Chief Human Resources Officer. "We are excited to grow our leadership team to better serve our customers with even greater values and convenience."

As a growth company with more than 15,000 stores across North America, and plans to open hundreds of stores annually, now is an exciting time to join the Dollar Tree and Family Dollar team. Along with a total rewards package, the Company continues its commitment to ongoing training and talent development. There are numerous opportunities for career growth that contribute to the Company's success. Within the past year more than 35,000 associates were promoted into new positions within the organization.

Interviews will be conducted at participating U.S. store locations on May 15 from 10:00 AM to 7:00 PM local time. Interested applicants are encouraged to complete an application online prior to attending the event at www.DollarTree.com/careers and www.FamilyDollar.com/corporate/careers.

About Dollar Tree, Inc.
Dollar Tree, a Fortune 200 Company, operated 15,237 stores across 48 states and five Canadian provinces as of February 2, 2019. Stores operate under the brands of Dollar Tree, Family Dollar and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

CONTACT: Dollar Tree, Inc.
                     Randy Guiler, 757-321-5284
                     Vice President, Investor Relations
                     www.DollarTree.com
                     DLTR - G